Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                         Name and Address of Company

Talisman Energy Inc.

Suite 2000

888 – 3rd Street SW

Calgary, AB  T2P 5C5

Item 2                                                         Date of Material Change

August 3, 2010

Item 3                                                         News Release

A news release disclosing the material change was issued through Marketwire on August 3, 2010.

Item 4                                                         Summary of Material Change

Talisman Energy Inc. (“Talisman”) and Ecopetrol S.A. (“Ecopetrol”) have agreed to acquire all of the outstanding shares of BP Exploration Company (Colombia) Limited (“BPXC”), an indirect wholly owned subsidiary of BP plc, for total cash consideration of US$1.9 billion, which includes a working capital adjustment estimated at approximately US$145 million.  Under the terms of the transaction, Talisman will acquire a 49% interest in BPXC while Ecopetrol will take the remaining 51% interest.

Item 5.1                                               Full Description of Material Change

Talisman and Ecopetrol have agreed to acquire all of the outstanding shares of BPXC, an indirect wholly owned subsidiary of BP plc, for total cash consideration of US$1.9 billion, which includes a working capital adjustment estimated at approximately US$145 million.  Talisman will complete the transaction through an indirect wholly owned subsidiary.  Under the terms of the transaction, Talisman will acquire a 49% interest in BPXC for US$858 million (excluding its share of working capital), while Ecopetrol will take the remaining 51% interest.  The transaction is expected to close by the end of 2010, subject to Colombian and US regulatory approval and other customary conditions.

The Acquisition

Most of the acreage owned by BPXC is in close proximity to existing Talisman blocks. Talisman will now have a position along most of the under-explored foothills trend.   The transaction includes BPXC’s interests in the Tauramena (31%), Rio Chitamena (31%), Recetor (50%) and Piedemonte (50%) association contracts. BPXC also holds a 40.56% interest in the RC4 and RC5 exploration blocks offshore Cartagena. The transaction also includes BPXC’s interests in the Cusiana gas processing facility and interests in four pipelines, totaling some 1,600 kilometres of crude and 400 kilometres of gas pipelines, including a 24.8% interest in the OCENSA crude oil pipeline.

Producing fields on the licenses include the Cusiana oil and gas field, and the Pauto and Floreña fields. Short-term activity is expected on the under-developed Pauto gas condensate field and the Floreña oil field on the Piedemonte block. BPXC’s interest in the Pauto field may extend onto Talisman’s Niscota block, which contains the Huron gas condensate discovery.

The transaction adds immediate production and cash flow to Talisman’s Latin American asset base. Current BPXC production is approximately 25,000 boe/d, of which 65% is liquids production. Liquids production is exported or sold to domestic refineries and the natural gas production is sold domestically.

Talisman estimates proved plus probable reserves for BPXC, before royalties, of 123 mmboe, with proved reserves of 95 mmboe (~60% oil and liquids). Net of royalties, these numbers are 98 mmboe (proved plus probable reserves) and 75 mmboe (proved reserves). Talisman’s indirect interest will be 49%.

The acquisition includes an interest in strategic infrastructure, providing access to export markets. The transaction includes an interest in the OCENSA pipeline, which is critical to moving production from the Llanos basin to the Coveñas Terminal on the coast. Current capacity on the pipeline is approximately 450,000 bbls/d.  The pipeline is currently running at capacity and an ownership position will provide strategic egress, with liquids volumes in Colombia expected to rise. Transport via pipeline offers significant cost savings compared to trucking.

Impact on Talisman

Completion of the transaction will accelerate Talisman’s objective of building a material core area in Latin America, with target production of at least 50,000 boe/d.  Talisman has been in Colombia for a decade although it has significantly expanded its exploration footprint in the country over the past two years, adding substantial amounts of acreage and drilling a number of successful exploration wells.  Talisman currently holds interests in 14 blocks (prior to this acquisition) totaling 5.2 million net acres.  The acquisition of BPXC adds an additional 330,000 net acres adjacent to Talisman’s foothills acreage.  The acquisition provides over 12,000 boe/d of production net to Talisman, plus immediate cash flow which will fund the expected short-term exploration and development opportunities on the acreage.

Item 5.2                                               Disclosure for Restructuring Transactions

N/A

Item 6                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                                                         Omitted Information

N/A

Item 8                                                         Executive Officer

For further information, contact Robert R. Rooney, Executive Vice-President, Legal and General Counsel by telephone at (403) 237-1450.

Item 9                                                         Date of Report

August 11, 2010

ADVISORIES

Forward-Looking Information

This material change report contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy,  plans and priorities; the expected closing date of the acquisition; the ability to fund short-term development opportunities; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, assuming that most of the Company’s North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; and  the possibility that government policies or laws may change or government approvals may be delayed or withheld.  The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the US disclosure requirements, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, some of the reserves data and other oil and gas information included in this news release are disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.  Information on the differences between the US requirements and NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s most recent Annual Information Form.  The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this material change report  reflects Talisman’s estimates and are based solely on information that was made available by the seller to Talisman. Actual reserves may be greater or less than those calculated.  While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this material change report.  Unless otherwise stated, references to production and reserves in this material change report represent Talisman’s indirect interests before deduction of royalties.

Talisman makes reference to production volumes throughout this material change report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Throughout this material change report, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations:	boe/d	barrels of oil equivalent per day
	mmboe	million barrels of oil equivalent
	bbls/d	barrels per day